02018872

RECEIVED MAR 12 2002 365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 33724

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stern Brothers & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Maryland Avenue, Suite 1020
(No. and Street)

St. Louis (City) | Missouri (State) | 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred M. Cotsworth | (314) 743-4013 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name)*

800 Market Street (Address) | St. Louis, Missouri (City) (State) | 63102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Donald A. Estell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Brothers & Co., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

PEGGY LYN BOLLMAN
Notary Public - Notary Seal
STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. FEB. 2,2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101
Telephone (314) 206 8500

Report of Independent Accountants

To the Board of Directors and Stockholders
Stern Brothers & Co.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Stern Brothers & Co. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 11, 2002

Stern Brothers & Co.

Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 187,870
Securities owned, at market value, pledged to clearing broker	6,466,919
Other receivables	1,358,870
Accrued interest receivable	15,226
Prepaid expenses and deposits	367,500
Property and equipment, net	58,987
Intangible assets (net of accumulated amortization of $12,749)	12,251
Total assets	$ 8,467,623
Liabilities and Stockholders' Equity	
Liabilities:	
Payable to clearing broker	$ 6,614,512
Accounts payable	15,796
Accrued liabilities	57,713
Income taxes payable	55,160
Deferred income taxes, net	35,053
Total liabilities	6,778,234
Commitments and contingent liabilities (Note 7)	
Stockholders' equity:	
Common stock, $0.01 par value; 3,000,000 shares authorized, 2,135,893 shares issued	21,285
Additional paid-in capital	1,388,234
Retained earnings	279,870
Total stockholders' equity	1,689,389
Total liabilities and stockholders' equity	$ 8,467,623

The accompanying notes are an integral part of this financial statement.

Notes to Statement of Financial Condition
December 31, 2001

1. Corporate Operation

Stern Brothers & Co. (the "Company") is a registered securities broker/dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The predominant business of the Company is underwriting bond offerings for municipalities. The Company's customer base is located primarily in the Midwest. Securities traded on its own account consist primarily of tax-exempt obligations issued by political subdivisions within the Midwestern states. These transactions may subject the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill its contracted obligations.

The Company has entered into an agreement (the "Agreement") with an unrelated broker/dealer to process and clear all of the Company's securities transactions. All of the Company's investments are held by such broker/dealer to facilitate the Company's trading activities. Although there are a number of unrelated broker/dealer entities which could provide comparable services to the Company on terms generally equivalent to the Agreement, a change in the clearing relationship could cause the Company to experience delays in purchases or sales of its investments.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies used in the preparation of this financial statement:

A. Securities owned are carried at fair value. At year-end, these securities consist primarily of municipal bonds and corporate debt.

B. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities transactions are recorded on a settlement date, generally the third business day following the transaction (trade) date, with related commissions income and expenses reported on a trade date basis.

C. Prepaid expenses and deposits include good faith underwriting deposits, required deposits held by clearing organizations and other prepaid expenses.

D. Property and equipment and intangible assets are recorded at cost. Depreciation is computed using the straight-line method using an estimated useful life of three to seven years. Intangible assets consist of goodwill. Amortization is computed using the straight-line method over the estimated life of 25 years.

E. The Company files a U.S. federal income tax return, along with applicable state returns on a cash basis. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

F. The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Other Receivables

Other receivables at December 31, 2001, consist of the following:

Receivable from clearing broker	$1,150,000
Fees and commissions receivable	203,870
Other	5,000
	$1,358,870

4. Short-Term Borrowings

The Company maintains an open line of credit with a bank expiring May 1, 2001. The agreement permits the Company to draw on the line of credit in amounts up to $600,000. Borrowings under this line of credit agreement bear interest at 1% over the bank's prime rate of interest. There were no outstanding borrowings under the line of credit at December 31, 2001. The line of credit is collateralized by all amounts on deposit at the bank.

In addition, the Company maintains its proprietary trading account with its clearing broker. This account holds the Company's securities inventory and is collateralized by a deposit of $350,000, and all of the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreement. The account bears interest at 50 basis points below the agent's margin rate of interest, which was 5.15% at December 31, 2001. There is $6,614,512 outstanding under this agreement at December 31, 2001.

5. Income Taxes

At December 31, 2001, the Company had net operating loss carryforwards, ("NOL") which are available to offset domestic federal taxable income of approximately $108,901, which unless utilized, will expire during the period 2007 through 2020. Due to applicable limitations as to utilization of the net operating loss carryforward the Company may only utilize $27,531 per year against available taxable income.

The components of deferred income taxes as of December 31, 2001 follow:

Deferred income tax liability:	
Accrual to cash conversion	$ 61,973
Accumulated depreciation	9,807
Other	4,655
	76,435
Deferred income tax asset:	
NOL carryforward	41,382
	41,382
Net deferred income tax liability	$ 35,053

6. Property and Equipment

The major components of Property and Equipment at December 31, 2001 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 135,540	7 years
Office equipment	261,648	5 years
Leasehold improvements	18,702	Life of lease
	415,890	
Less accumulated depreciation	356,903	
Property and equipment, net	$ 58,987	

7. Commitments and Contingent Liabilities

The Company is party to an operating lease agreement for the rental of office space. At December 31, 2001, the remaining noncancelable lease obligations having initial lease terms in excess of one year total $48,838 and expire in 2002.

In the normal course of its business, the Company is contingently liable to its clearing broker/dealer for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

8. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. At December 31, 2001, the Company had net capital and minimum net capital required of $273,603 and $100,000, respectively. The Company's percentage of aggregate indebtedness to net capital was 48.86% at December 31, 2001. During 2001, the Company acquired a corporate debt security for the purpose of accommodating a customer during the normal course of business. Haircuts taken on this security reduced the Company's net capital to an amount lower than that normally maintained by the Company. At December 31, 2001, the fair market value of this security was $4,475,000. The net capital requirement on this security was $996,198. The Company has subsequently sold the security; this trade settled on February 11, 2002.

9. Financial Instruments With Off-Balance-Sheet Risk and Concentrations of Credit Risk

The clearing and depository operations for the Company's securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2001, all of the securities owned which are presented on the accompanying Statement of Financial Condition are positions with and amounts due principally from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

10. Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of their fair value. Current assets, exclusive of securities owned, are carried at book value which approximates the fair value and liabilities are carried at amounts approximating fair value based on their relatively short due dates.

Securities owned are carried at fair value, which is estimated using available market quotations for traded instruments, which are obtained from various sources, including the major securities exchanges and dealers.

11. Employee Benefit Plans

The Company currently has a defined contribution 401(k) plan. Employees who are at least 20 1/2 years of age are eligible to participate and may contribute up to 25% of compensation or $10,500 in 2001, which ever is less.

12. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.

Stern Brothers & Co.

Table of Contents

	Page(s)
Financial Statements:	
Report of Independent Accountants	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-6

PRICEWATERHOUSECOOPERS

Stern Brothers & Co.

Statement of Financial Condition
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
December 31, 2001
Available for Public Inspection